UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2019
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 1, 2019.

City of Buenos Aires, March 1, 2019
Note: CPSA-GG-N-_____/19-AL

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires

Subject: Material information

Ladies and gentlemen,

 I am pleased to address You in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) to inform that on this day, the Official Gazette of the Argentine Republic published Resolution 1/2019 (“R1”) by virtue of which the Renewable Resources and Electrical Market Secretariat overturned as from today Resolution 19 dated January 27, 2017 issued by the former Electrical Energy Secretariat. Therefore, it established a new remuneration methodology for such market, which will be applied as from March 1, 2019.

 Such Resolution amends some of the remuneration concepts established by Resolution 19/2017, both in terms of price and application methodology. On the other hand, the prices for energy and power remuneration continue to be denominated in US dollars.

 According to the Recitals, the remuneration system approved by R1 will have a transitional application until the following is defined and implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; a technical, economical and operative functioning for the integration of the different generation technologies so as to guarantee a reliable and cost effective system.

 With nothing further at present, I remain sincerely Yours.

_____________________________________
Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.